UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma statement of operations for the year ended December 31, 2013 from the audited historical consolidated financial statements of Neff Holdings for the year ended December 31, 2013 set forth elsewhere in this prospectus. We have derived the unaudited pro forma statement of operations for the nine months ended September 30, 2014 and the unaudited pro forma balance sheet data as of September 30, 2014 from the unaudited condensed consolidated financial statements of Neff Holdings as of and for the nine months ended September 30, 2014 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements and the related notes included elsewhere in this prospectus.

The unaudited pro forma statement of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014 give effect to this offering, the Refinancing and the Organizational Transactions as if the same had occurred on January 1, 2013. The unaudited pro forma balance sheet as of September 30, 2014 gives effect to this offering and the Organizational Transactions as if the same had occurred on September 30, 2014.

The pro forma adjustments are described in the notes to the unaudited pro forma financial information, and principally include the following:

- the Organizational Transactions described under "Our Organizational Structure" and the issuance and sale by us of 10,476,190 shares of Class A common stock to the public representing 45.0% of the economic interests of Neff Corporation at an initial offering price of $21.00 per share, the midpoint of the range set forth on the cover page of this prospectus, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering.

- a provision for federal and state income taxes of Neff Corporation as a taxable corporation at an effective rate of 39.0%;

- an increase in interest expense as well as the removal of the loss on extinguishment of debt as a result of the Refinancing;

- the use of net proceeds from this offering for the (i) prepayment of $115.1 million of the outstanding principal amount of the Second Lien Loan and $2.3 million of prepayment premiums related thereto and (ii) repayment of $40.0 million of the outstanding borrowings under our Revolving Credit Facility; and

- the cash transaction bonuses that will be paid to certain management and non-employee members of the board of directors in connection with this offering if the net proceeds to us from this offering exceed $200 million. See "Executive Compensation—Other Compensation Programs—Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan."

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,571,429 shares of Class A common stock from us.

As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," prior to the completion of this offering, we will enter into the Tax Receivable Agreement with our existing owners. No increases in tax basis or other tax benefits thereunder have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment has been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company Structure and Effects of the Organizational Transactions."

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

We provide this unaudited pro forma condensed consolidated financial information for informational and comparative purposes only. The pro forma adjustments are described in greater detail in the accompanying footnotes, which you should read in conjunction with the unaudited pro forma condensed consolidated financial information. We have made the pro forma adjustments described in the accompanying footnotes based on available information.

The assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information may not prove to be correct. The pro forma adjustments do not purport to be and should not be considered indicative of what our actual financial position or results of operations would have been if the transactions described had been completed as of the dates indicated or for any future date or for any period. The unaudited pro forma condensed consolidated financial information should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Executive Compensation," the consolidated historical financial statements and the related notes thereto, and the other financial information included elsewhere in this prospectus.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Balance Sheet as of September 30, 2014

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
		(in thousands of dollars)	
ASSETS			
Cash and cash equivalents	$ 1,999	$ —	$ 1,999
Accounts receivable, net	58,962	—	58,962
Inventories	2,377	—	2,377
Rental equipment, net	417,332	—	417,332
Property and equipment, net	31,152	—	31,152
Prepaid expenses and other assets	19,089	(1,560)[1]	17,529
Deferred tax assets	—	64,888[2]	64,888
Goodwill	58,765	—	58,765
Intangible assets, net	16,979	—	16,979
Total assets	$ 606,655	$ 63,328	$ 669,983
LIABILITIES AND MEMBERS' DEFICIT/STOCKHOLDERS' EQUITY (DEFICIENCY)			
Liabilities			
Accounts payable	$ 10,370	$ —	$ 10,370
Accrued expenses and other liabilities	31,196	9,900[3]	41,096
Tax receivable agreement liability	—	86,230[2]	86,230
Revolving Credit Facility	317,000	(40,000)[4]	277,000
Second Lien Loan	572,195	(114,540)[4]	457,655
Total liabilities	930,761	(58,410)	872,351
Members' deficit/stockholders' equity			
Members' deficit	(324,106)	324,106[5]	—
Class A common stock, par value $0.01 per share	—	105[6]	105
Class B common stock, par value $0.01 per share	—	128[6]	128
Additional paid-in capital	—	(21,342)[2]	(21,575)
		(157,450)[5]	
		157,217[7]	
Accumulated deficit	—	(14,370)[8]	(14,370)
Total members' deficit/stockholders' equity (deficit)	(324,106)	288,394	35,712
Non-controlling interest	—	166,656[5]	166,656
Total members' equity (deficit)	(324,106)	121,738	(202,368)
Total liabilities and members' deficit/stockholders' equity (deficit)	$ 606,655	$ 63,328	$ 669,983

(1) Represents unamortized debt issuance costs on the Second Lien Loan written off in connection with the partial prepayment of the Second Lien Loan with a portion of the proceeds of this offering.

(2) The Organizational Transactions and this offering will result in changes to our deferred tax assets. In addition, we will enter into a Tax Receivable Agreement ("TRA") with our existing owners as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The TRA generally will require Neff Corporation to make cash payments to our existing owners in an

amount equal to 85% of the net tax benefits to Neff Corporation as and when those benefits are treated as realized under the terms of the TRA. If Neff Corporation does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The portion of the deferred tax assets resulting from this offering is $64.9 million, based upon the assumptions discussed in more detail below under the caption "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The liability to be recognized for future payments under the TRA is $86.2 million and the deferred tax asset of $64.9 million will be recognized from the increase in tax basis and certain other tax benefits realized under the terms of the TRA. We expect to benefit from the remaining 15% of the deferred tax asset if realized. To the extent that we determine it is more likely than not that we will not realize the full benefit represented by the deferred tax asset, based on analysis of expected future earnings, we will record an appropriate valuation allowance.

The total deferred tax asset and TRA liability are $64.9 million and $86.2 million, respectively. The difference between the deferred tax asset and the TRA liability of $21.3 million is recorded in additional paid-in-capital.

Deferred tax assets pro forma adjustment related to TRA	$ 64,888
TRA liability	(86,230)
Net adjustment	$(21,342)

(3) Represents the cash transaction bonuses in the aggregate amount of $9.9 million that will be paid to certain members of management and non-employee members of the board of directors in connection with the consummation of this offering. See "Executive Compensation—Other Compensation Programs—Neff Holdings Amended and Restated Sale Transaction Bonus Plan."

(4) As described under "Use of Proceeds," we will use a portion of the net proceeds from this offering to purchase new common units from Neff Holdings and Neff Holdings will use those proceeds as follows (in thousands of dollars):

Paydown of Second Lien Loan[a]	$115,101
Second Lien Loan prepayment premium	2,349
Paydown of Revolving Credit Facility	40,000
Total	$157,450

[a] Paydown of Second Lien Loan	$115,101
Writeoff of portion of original issue discount for Second Lien Loan	(561)
Total adjustments to Second Lien Loan	$114,540

(5) Following the Organizational Transactions and this offering, we will record a significant non-controlling interest in Neff Holdings relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate the financial results of Neff Holdings and record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings.

The balance of the non-controlling interest as of September 30, 2014 on a pro forma basis was as follows (in thousands of dollars):

Historical Neff Holdings equity held by the non-controlling interest holders	$(324,106)
Proceeds from this offering used to purchase common units of Neff Holdings from Neff Holdings	157,450
Total	$(166,656)

(6) Represents an adjustment to stockholders' equity reflecting the aggregate par value of the shares of Class A common stock and Class B common stock to be outstanding following this offering.

(7) Represents the adjustments to additional paid-in capital as a result of this offering and the Organizational Transactions as follows (in thousands of dollars):

Offering proceeds (gross)	$220,000
Underwriting discount and commissions	(15,400)
Other offering expenses	(5,300)
Par value of Class A common stock	(105)
Par value of Class B common stock	(128)
Offering proceeds used to purchase common units of Neff Holdings directly from Wayzata	(41,850)
Total	157,217

(8) The change in accumulated deficit as of September 30, 2014 was as follows (in thousands of dollars):

Transaction bonus payable in connection with this offering	$ 9,900
Second Lien Loan prepayment premium	2,349
Writeoff of portion of Second Lien Loan issue costs	1,560
Writeoff of portion of original issue discount on Second Lien Loan	561
Total	$14,370

Neff Corporation and Subsidiaries

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2013

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
	(in thousands, except per share data)		
Revenues:			
Rental revenues	$281,038	$ —	$281,038
Equipment sales	33,487	—	33,487
Parts and service	12,682	—	12,682
Total revenues	327,207	—	327,207
Cost of revenues:			
Cost of equipment sold	19,204	—	19,204
Depreciation of rental equipment	70,768	—	70,768
Cost of rental revenues	74,482	—	74,482
Cost of parts and service	7,677	—	7,677
Total cost of revenues	172,131	—	172,131
Gross profit	155,076	—	155,076
Other operating expenses:			
Selling, general and administrative expenses	78,617	801[1]	79,418
Other depreciation and amortization	8,968	—	8,968
Total other operating expenses	87,585	801	88,386
Income from operations	67,491	(801)	66,690
Other expense:			
Interest expense	24,598	12,973[2]	37,571
Loss on debt extinguishment	—	—	—
Amortization and write-off of debt issue costs	1,929	(618)[3]	1,311
Income before income taxes	40,964	(13,156)	27,808
Provision for income taxes	(471)	(4,880)[4]	(5,351)
Net income	40,493	(18,036)	22,457
Net income attributable to non-controlling interest	—	15,294[5]	15,294
Net income attributable to Neff Corporation	$ 40,493	$ (33,330)	$ 7,163
Net income per share data:[6]			
Weighted average shares of Class A common stock outstanding			
Basic			10,476
Diluted			10,586
Net income available to Class A common stock per share:			
Basic			$ 0.68
Diluted			$ 0.68

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(1) Represents equity based compensation expense related to equity based awards granted in connection with this offering.

(2) The pro forma adjustment to interest expense reflects the changes to interest expense resulting from the indebtedness incurred in connection with the Refinancing and the repayment of indebtedness with

a portion of the net proceeds of this offering assuming that the Refinancing and this offering took place on January 1, 2013 as follows (in thousands of dollars):

Interest expense and amortization of original issue discount incurred in connection with the Second Lien Loan	$ 41,688
Reduction in interest expense in connection with repayment of the Senior Secured Notes in the Refinancing	(19,250)
Reduction in interest expense in connection with the repayment of a portion of the Revolving Credit Facility with a portion of the net proceeds of this offering	(1,120)
Reduction in interest expense in connection with the prepayment of a portion of the Second Lien Loan with a portion of the net proceeds of this offering	(8,345)
Total	$ 12,973

(3) We incurred debt issuance costs in connection with the Refinancing. We amortize those debt issuance costs over the life of the related indebtedness. These adjustments apply the amortization of these debt issuance costs over the full year 2013 and repayment or prepayment of the related debt with the net proceeds of this offering as follows (in thousands of dollars):

Elimination of full year of debt issuance costs for the Senior Secured Notes	$(1,233)
Full year amortization of debt issue costs for the Second Lien Loan incurred as part of the Refinancing.	615
Total	$ (618)

(4) Reflects the adjustments for the impact of federal, state and local income taxes on the income of Neff Corporation. The pro forma effective income tax rate is estimated to be approximately 39.0% and was determined by combining the projected federal, state and local income taxes as follows (in thousands of dollars):

Net income before taxes	$ 27,808
Less non-controlling interest (55.0%)	(15,294)
Net income attributable to Neff Corporation	12,514
Income tax expense (39.0%)	$ (4,880)

(5) Represents the non-controlling interest of 55.0% relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings as follows (in thousands of dollars):

Net income before taxes	$27,808
Non-controlling interest (55.0%)	$15,294

(6) Pro forma net income per share is calculated by dividing the pro forma net income by the weighted average shares outstanding. Options granted to certain members of management to purchase shares of Class A common stock have been included in the computation of diluted per share data.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2014

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
	(in thousands, except per share data)		
Revenues:			
Rental revenues	$240,362	$ —	$240,362
Equipment sales	17,355	—	17,355
Parts and service	10,125	—	10,125
Total revenues	267,842	—	267,842
Cost of revenues:			
Cost of equipment sold	9,877	—	9,877
Depreciation of rental equipment	54,831	—	54,831
Cost of rental revenues	59,669	—	59,669
Cost of parts and service	6,158	—	6,158
Total cost of revenues	130,535	—	130,535
Gross profit	137,307	—	137,307
Other operating expenses:			
Selling, general and administrative expenses	61,453	601[1]	62,054
Other depreciation and amortization	7,149	—	7,149
Transaction bonus	24,506	—	24,506
Total other operating expenses	93,108	601	93,709
Income from operations	44,199	(601)	43,598
Other expense:			
Interest expense	28,313	2,757[2]	31,070
Loss on debt extinguishment	15,896	(15,896)[3]	—
Amortization and write-off of debt issue costs	2,695	(1,309)[4]	1,386
Income before income taxes	(2,705)	13,847	11,142
Provision for income taxes	4,610	(1,956)[5]	2,654
Net income	1,905	11,891	13,796
Net income attributable to non-controlling interest	—	6,128[6]	6,128
Net income attributable to us	$ 1,905	$ 5,763	$ 7,668
Net income per share data:[7]			
Weighted average shares of Class A common stock outstanding			
Basic			10,476
Diluted			10,586
Net income available to Class A common stock per share:			
Basic			$ 0.73
Diluted			$ 0.72

(1) Represents equity based compensation expense related to equity based awards granted in connection with this offering.

(2) The pro forma adjustment to interest expense reflects the changes to interest expense resulting from the indebtedness incurred in connection with the Refinancing and the repayment of indebtedness with a portion of the net proceeds of this offering assuming that the Refinancing and this offering occurred on January 1, 2013 as set forth below (in thousands of dollars). As the Refinancing occurred on

Neff Corporation and Subsidiaries

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2014 (Continued)

June 9, 2014, the adjustments for the Second Lien Loan and Senior Secured Notes are for approximately five months.

Interest expense and amortization of original issue discount incurred in connection with the Second Lien Loan	$18,274
Reduction in interest expense in connection with repayment of the Senior Secured Notes in the Refinancing	(8,438)
Reduction in interest expense in connection with the repayment of a portion of the Revolving Credit Facility with a portion of the net proceeds of this offering	(838)
Reduction in interest expense in connection with the prepayment of a portion of the Second Lien Loan with a portion of the net proceeds of this offering	(6,241)
Total	$ 2,757

(3) Entry to remove loss on extinguishment of debt that is attributable to the Refinancing and not expected to recur.

(4) We incurred debt issuance costs in connection with the Refinancing. We amortize those debt issuance costs over the life of the related indebtedness. As the Refinancing occurred on June 9, 2014, the adjustments to debt issue costs for the Second Lien Loan and Senior Secured Notes are for approximately five months.

Elimination of approximately five months of debt issuance costs for the Senior Secured Notes	$(1,549)
Approximately five months of amortization of debt issue costs for the Second Lien Loan	240
Total	$(1,309)

(5) Reflects the adjustments for the impact of federal, state and local income taxes on the income of Neff Corporation. The pro forma effective income tax rate is estimated to be approximately 39.0% and was determined by combining the projected federal, state and local income taxes as follows (in thousands of dollars):

Net loss before taxes	$11,142
Less non-controlling interest (55.0%)	(6,128)
Net income attributable to Neff Corporation	5,014
Income tax expense (39.0%)	$ (1,956)

(6) Represents the non-controlling interest of 55.0% relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and

record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings as follows (in thousands of dollars):

Net income before taxes	$11,142
Non-controlling interest (55.0%)	$ 6,128

(7) Pro forma net income per share is calculated by dividing the pro forma net income by the weighted average shares outstanding. Options granted to certain members of management to purchase shares of Class A common stock have been included in the computation of diluted per share data.